FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 21 November 2017

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc

GSK publishes provisional dividend dates

GSK announces the following dividend dates for 2017 and 2018:

	Results announcement date	Ex-dividend date*	Record date	Last date for DRIP elections	Payment date
Q4 2017	7 February 2018	22 February 2018	23 February 2018	20 March 2018	12 April 2018
Q1 2018	25 April 2018	10 May 2018	11 May 2018	21 June 2018	12 July 2018
Q2 2018	25 July 2018	9 August 2018	10 August 2018	20 September 2018	11 October 2018
Q3 2018	31 October 2018	15 November 2018	16 November 2018	17 December 2018	10 January 2019

These dates are indicative and may be subject to change.

V A Whyte
Company Secretary

21 November 2017

*In accordance with the Securities and Exchange Commission guidance in respect of the standard settlement cycle on securities transactions changing from T+3 to T+2 effective from 5 September 2017, the ex-dividend date for ADR holders and ordinary shareholders is now the same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 21, 2017

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc